UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )(1)


                             Monterey Pasta Company
              ----------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    612570101
              ----------------------------------------------------
                                 (CUSIP Number)


                             Todd J. Emmerman, Esq.
                            c/o Rosenman & Colin LLP
                               575 Madison Avenue
                               New York, NY 10022
                                  212-940-8873
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 17, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29390400
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Clearwater Fund IV, Ltd.  Employer I.D. # [_____________]
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               1,746,979 Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        1,746,979 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,746,979 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      13.6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      CO
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29390400
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Clearwater Fund IV, LLC  Employer I.D. # [_____________]
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group*
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds*

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               71,000 Shares
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        71,000 Shares
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      71,000 Shares
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      .6%
--------------------------------------------------------------------------------
14    Type of Reporting Person*

      OO
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This statement relates to the shares of Common Stock, $0.001 par value per share (the "Common Stock"), of Monterey Pasta Company (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 1528 Moffett Street, Salinas, California 93905.

Item 2. Identity and Background

      (a)-(c)

      This statement is being filed by Clearwater Fund IV Ltd. ("Clearwater Ltd.), a corporation organized under the laws of the British Virgin Islands and Clearwater Fund IV, LLC ("Clearwater LLC") a Delaware limited liability company. Clearwater Ltd. and Clearwater LLC (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13 (d) (3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      Clearwater Ltd. is wholly owned by Clearwater Fund IV, LLC, a Delaware limited liability company whose investment strategy is to make investments in equity private placements. The principal business address of Clearwater Fund IV, LLC is 611 Druid Road East, Suite 200, Clearwater, Florida 33756. Mr. Heye is the managing member of Clearwater Fund IV, LLC.

      Clearwater Ltd. is a corporation organized under the laws of the British Virgin Islands whose investment strategy is to make investments in equity private placements. The principal business address of Clearwater Ltd. is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. Clearwater Ltd. is wholly owned by Clearwater LLC.

      The Directors of Clearwater Ltd. are Tortola Corporation Company Ltd. ("Tortola"), Hans Frederic Heye and Inter Caribbean Services Ltd. ("Inter Caribbean"). The President of Clearwater Ltd. is A.P. de Groot. The Vice-President of Clearwater Ltd. is J.M.S. Verhooren.

      The principal business address of Mr. de Groot, Mr. Verhooren and Inter Caribbean Services Ltd. is c/o CITCO Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherland Antilles. The principal business address of Tortola is Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin

      Islands. Mr. Heye's principal business address is 611 Druid Road East, Suite 200, Clearwater, Florida, 33756.

      Tortola principally functions as a provider of administrative services for offshore funds. Mr. Heye is principally employed as the President of the Clearwater Funds, a series of private investment entities. Inter Caribbean principally functions as a provider of administrative services for offshore funds. Mr. de Groot is principally employed as the Account Manager of CITCO Fund Services (Curacao) N.V., a provider of administrative services for offshore funds. Mr. Verhooren is principally employed as the Managing Director of CITCO Fund Services (Curacao) N.V. Trust Company principally functions as a provider of adminis- trative services for offshore funds.

      Clearwater LLC is a Delaware limited liability company whose investment strategy is to make investments in equity private placements. The principal business address of Clearwater LLC is 611 Druid Road East, Suite 200, Clearwater, Florida 33756. Mr. Heye is the Managing Member of Clearwater LLC

Item 3. Source and Amount of Funds or Other Consideration.

      The aggregate amount of funds used by Clearwater Ltd. to purchase shares of the Company's Common Stock between December 31, 1996 and December 31, 1997 was $3,194,012. On March 5, 1998, the Company purchased 2,365,066 shares of the Company's Common Stock from Clearwater Ltd. for an aggregate amount of $2,690,263.

      The aggregate amount of funds used by Clearwater LLC to purchase the securities reported herein as being beneficially owned by Clearwater LLC was $97,248.

      The source of funds used by each Reporting Person to make the purchases reported herein was working capital.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the securities reported herein for investment purposes. Depending upon market conditions and other factors that each Reporting Person may deem material to its investment decisions, the Reporting Persons may purchase additional shares of the securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that each owns or hereafter may acquire. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in any matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a)-(c)

      Clearwater Ltd. beneficially owns 1,746,979 shares of the Company's Common Stock (comprising approximately 13.6% of the outstanding Common Stock of the Company as of February 5, 1998). Clearwater Ltd. has the sole power to vote and dispose of all such shares. Clearwater Ltd. acquired beneficial ownership of the shares of Common Stock reported herein as being beneficially owned by Clearwater Ltd. in private transactions with the Company and open market transactions between July 31, 1996 and December 31, 1997. On March 5, 1998, the Company purchased 2,365,066 shares of the Company's Common Stock from Clearwater Ltd. at a purchase price per share of $1.137.

      Clearwater LLC beneficially owns 71,000 shares of the Company's Common Stock (comprising approximately .6% of the outstanding Common Stock of the Company as of February 5, 1998), all of which shares were purchased by Clearwater LLC on the open market on February 27, 1998 at a purchase price of $1.3697 per share. Clearwater LLC has the sole power to vote and dispose of all such shares.

      Collectively, the Reporting Persons beneficially own 1,817,979 shares of the Company's Common Stock, representing approximately 14.2% of the outstanding Common Stock of the Company as of February 5, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits

      1. Agreement, dated March 17, 1998 among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).

                                    SIGNATURE

     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 1998


                                   CLEARWATER FUND IV LTD.

                                   /s/ A.P. de Groot
                                   -------------------------------
                                   By:    A.P. de Groot
                                   Title: President


                                   CLEARWATER FUND IV, LLC

                                   /s/ Hans Frederic Heye
                                   -------------------------------
                                   By: Hans Frederic Heye
                                   Title: Managing Member

                                  Exhibit Index

                                                      Sequentially
Exhibit No.                         Description       Numbered Page
-----------                         -----------       -------------

      1. Agreement, dated March 17, 1998 among the Reporting Persons relating to the filing of a joint acquisition statement pursuant to Rule 13d-1(f)(1).